GLOBAL SHIP LEASE, INC.

C/O PORTLAND HOUSE

STAG PLACE

LONDON SW1E 5RS

UNITED KINGDOM

Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

July 2, 2010

Re:	Global Ship Lease, Inc.

Form 20-F for the year ended December 31, 2009

Filed May 18, 2010

File No. 1-34153

Dear Ms Cvrkel,

Thank you for your letter dated June 21, 2010. Set out below are our responses to your comments on our Form 20-F for the year ended December 31, 2009. To assist your review, we have retyped the text of the comments in italics below. Please note that all page number references are to the page numbers of our Form 20-F. All U.S.$ numbers, other than per share numbers, charter rates or where the context suggests otherwise, are in thousands.

Item 5.	Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operation Impairment of long-lived assets, page 40

1.	We note from the discussion in the last paragraph on page 40 that the assumptions used in the Company’s most recent impairment analysis for its long-lived assets relied on the use of 10 year average historical charter rates for any assumed charters subsequent to the expiration of the initial charter of the vessels and the use of Global Ship Lease’s historical on-hire statistics. Supplementally advise us and expand you disclosure to describe the reasons why you used charter rates based on the ten year average historic rates, and days on hire consistent with the Company’s on-hire statistics, since you indicate that any replacement charters would be at significantly lower daily rates and for shorter durations than currently in place. We may have further comment upon reviewing your response.

In accordance with ASC 360, an impairment test approach should reflect the Company’s best estimate of future cash flows over the expected life of the asset to be tested and be based upon reasonable and supportable assumptions. We believe that it is therefore necessary to take a longer term view of charter rates for impairment testing rather than base the testing on rates in the current market, which are affected by short term considerations. Further, the Company’s fleet has an average age of approximately seven years with 23 years of economic life remaining, reinforcing a longer term view of earnings potential.

Consistent with the basis of preparation of the financial statements, going concern was assumed in the preparation of cash flows projections for the purpose of vessel impairment testing. Particularly, we assumed that the existing charter contracts will continue to be honored and thereafter that we will be able to secure employment for the vessels at the 10 year historical average rate. It is worth noting that the first charter renewals – on two out of our 17 vessels – are not until the end of calendar 2012. The Company believes that an assumed reversion to 10 year historical average charter hire levels (assessed over a period including both cyclical highs and lows) is the most objective basis for forecasting charter rates over an extended time horizon, particularly given 23 years on average of remaining economic life for the fleet, and thus is also the most objective indicator of rates at which the Company’s vessels may be re-marketed on conclusion of their initial charters with CMA CGM. When negotiating charters, including charter renewals, it is common practice for shipowners and charterers to use historical average rates as a benchmark: the shipowner’s objective is to negotiate rates above that average while charterers will endeavor to agree rates below it. The actual outcome is tempered by market dynamics (most notably supply and demand for a given vessel type) prevailing at the time of negotiation.

The container shipping industry has experienced a severe cyclical downturn from late 2008 through late 2009 due to a collapse in demand, exacerbated by continued increases in the supply of vessel capacity as new vessels were delivered from ship yards. The poor industry conditions gave rise to a weak spot charter market with low day rates. Although these day rates were showing signs of improvement at the time of filing the Form 20-F for 2009 the charter market was still very weak which fact is reflected in the Risk Factor section, particularly on page 5.

Historical average charter rates are based on the short term or spot market. It is not, therefore, necessary to make specific assumptions about the duration of any charter renewal.

The assumption regarding the number of days on-hire being consistent with the Company’s on-hire statistics is separate from any assumption about the duration of any renewal charter. We are unable to collect charterhire when a vessel is unavailable for service due to, say, mechanical breakdown and is thus “off-hire”. We believe that it is prudent to assume that there will be some days off-hire and thus there will be a loss of revenue. We have estimated off-hire days based on our own operating performance over the past three years or so which we consider to be the best indicator of likely future performance.

The Company proposes to amend the disclosure under Impairment of Long-lived Assets on Form F-20 on page 40 as follows with changes shown in italics.

The most significant assumptions used are:

•

the determination of the possible future new charters, future market values and/or the eventual disposition of each vessel. Estimates are based on market data and reports, including for the chartering and sale of comparable vessels, prepared by the industry press and by independent shipping analysts and brokers, and assessment by management thereof. The assumed daily charter rates subsequent to initial charter are based on the 10 year average historical charter rates and range from $18,900 for 2,207 TEU vessels to $60,400 for 10,960 TEU vessels. The container shipping industry has experienced significant cyclical volatility over its history. The Company believes that assuming a reversion to historical average charter hire levels, assessed over a period including both cyclical highs and lows, is the most objective approach for forecasting charter rates over an extended time horizon for long lived assets and is thus also the most objective indicator of rates at which the Company’s vessels may be re-marketed on conclusion of their initial charters.

Year ended December 31, 2009 compared to year ended December 31, 2008 Realized and unrealized gain on derivative

2.	We note from the discussion included on page 43 of MD&A that the unrealized gain on interest rate derivatives in 2009 was $17.9 million compared to a gain of $3.1 million for the period from January 1, 2008 to August 14, 2008 and a loss of $54.9 million for the period from August 15, 2008 to December 31, 2008. Please tell us and revise MD&A to explain in further detail the factors that resulted in recognition of unrealized gains during 2009 and the period from January 1, 2008 through August 14, 2008 and a significant loss during the period from August 14, 2008 through December 31, 2008 in connection with the Company’s interest rate derivatives.

As disclosed in note 8 to Company’s combined financial statements on page F-23, the Company has entered into certain derivative interest rate agreements to fix the interest rate on debt drawn or anticipated to be drawn under its credit facility. As at December 31, 2009, a total of $580 million of anticipated debt had been swapped into fixed rate debt at a weighted average rate of 3.59%.

As noted in note 4(j)(i) on page F-18 and in note 17 on page F-31 of the combined financial statements, none of the interest rate derivatives qualify for hedge accounting and accordingly are “marked-to-market” at each period end which gives rise to unrealized gains or losses for the relevant period depending on changes in underlying interest rates and the market’s view of future rates as indicated by the forward yield curve.

As disclosed in Risk Factors on page 13, in 2009 and 2008, the U.S.$ LIBOR spot rate and the forward interest rate yield curve experienced upward and downward movements which significantly impacted the estimated market value of the Company’s derivative financial instruments resulting in significant unrealized gains and losses over the period presented. The underlying expectation from May 2008, the date that we entered into the interest rate derivatives, until mid August, was that U.S.$ LIBOR interest rates would increase thus increasing the value of these derivatives and the Company recorded an unrealized gain for the period ended August 14, 2008. Following the onset of the global financial crisis, the expectation in the later part of 2008 up to December 31, 2008 was that interest rates would fall and the interest rate derivatives values fell significantly with the Company recording a significant unrealized loss for the period ended December 31, 2008. In 2009, sentiment changed again and the expectation was that interest rates would rise and hence the interest rate derivatives increased in value with the Company recording an unrealized gain for the year ended December 31, 2009.

The Company proposes to revise the disclosure in the Form 20-F on page 43 as follows:

Realized gains or losses from interest rate derivatives are recognized in the statement of income concurrent with cash settlements. In addition, the interest rate derivatives are “marked to market” each reporting period to determine the fair values which generate unrealized gains or losses. Taken as a whole, the market experienced upward movements in the U.S.$ LIBOR yield curve through 2009 and, to a lesser extent, in 2008 from May, when the Company entered into the interest rate derivatives, up to mid August, and consequently the Company’s interest rate derivatives appreciated in value. The unrealized gain on interest rate derivatives in 2009 was $17.9 million compared to $3.1 million for the period from January 1 to August 14, all related to the time charter business of Global Ship Lease. Conversely, during the later part of 2008 there was a downward shift in the U.S.$ LIBOR yield curve causing the Company’s interest rate derivatives to fall significantly in value. Accordingly a $54.9 million loss was recorded for the period from August 15 to December 31, 2008 also all related to the time charter business.

Report of independent registered public accounting firm, page F-1

3.	Please revise to include a report of the independent registered public accounting firm that indicates the city and state / country of issuance as required by Rule 2-02 (a) of Regulation S-X.

The Company proposes to amend the report of the independent registered public accounting firm included in Form 20-F on page F-1 to include the city and country of issuance as currently disclosed in the auditors’ consent.

PricewaterhouseCoopers is represented by PricewaterhouseCoopers Audit, 63 rue de Villiers—92200 Neuilly-sur-Seine, France.

Combined statements of income, page F-5

4.	We note from the statements of income for 2009 and for the successor period from August 15, 2008 through December 31, 2008 that earnings per share for the Class B common shares was nil. Please tell us and explain in the notes to the Company’s financial statements how the Company’s net earnings or losses were allocated to the Class A and Class B shareholders for purposes of computing earnings per share for each of these periods. We may have further comment upon receipt of your response. Also, please revise the notes to the Company’s financial statements in future filings to include reconciliations of the numerators and denominators used in the Company’s basic and diluted earnings per share computations are required by ASC 260-20-50-1.

The Company notes the Staff’s comment and respectfully submits that it applies the two class earnings method as per ASC 260 as described in note 4(x) to the combined financial statements on page F-20.

Under this method, net income is first reduced by the amount of dividends declared during the current period and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share earnings, assuming all earnings for the period are distributed. For the year ended December 31, 2009, no dividend was declared on 2009 net income. Dividends paid in the period related to 2008 net income.

Until at least the third quarter of 2011, Class B Common Share dividend rights are subordinated to those of holders of Class A Common Shares and Class B Common Shares are not entitled to a dividend unless and until all arrears of dividend at the rate of $0.23 per quarter per common share have been made good on all Class A Common Shares. This would amount to $0.92 per Class A Common Share in a full year. Net income for the year ended December 31, 2009 was insufficient to make good all arrears of dividend on Class A Common Shares and accordingly all of the income - $0.91 per share - was allocated to Class A Common Shareholders.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B Common Shareholders and accordingly all losses for the Successor period from August 15, 2008 through December 31, 2008 were allocated to the Class A Common Shareholders.

The Company proposes to amend the Form 20-F to include the following in note 20 to the combined financial statements on page F-34. Also, we will include in future filings a reconciliation of the numerators and denominators used in the basic and diluted earnings per share computations.

Earnings per share

Basic earnings per common share presented under the two-class method is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method applied by the Company, net income is first reduced by the amount of dividends declared for the current period and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. For the year ended December 31, 2009, no dividend was declared on 2009 net income. Dividends paid in the period related to 2008 net income. Until at least the third quarter 2011, Class B dividend rights are subordinated to those of holders of Class A common shares. Net income for the period was allocated based on the contractual rights of each class of security and there was insufficient net income to allow any dividend on the Class B common shares and accordingly no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, all losses for the Successor period from August 15, 2008 through December 31, 2008 were allocated to the Class A common shareholders.

Combined statements of cash flows, page F-6

5.	Please tell us and explain in the notes to the Company’s financial statements the nature of the line item described as “Buyback of shares” in the amount of $147,053 that has been reflected in the statements of cash flows for the successor period from August 15, 2008 to December 31, 2008. Also, please explain where this transaction has been reflected in the combined statement of stockholder’s equity for this period.

The line item “Buyback of shares” corresponds to the following transactions:

1. In connection with the merger, which was consummated on August 14, 2008, the holders of 7,724,677 of common shares of Marathon Acquisition Corp. voted against the merger and elected to exercise their conversion rights. After the merger closing, the Company made conversion payments of $61,295 in the aggregate (or $7.935 per share).

2. Prior to the merger closing, Marathon Acquisition Corp. entered into agreements with several of its shareholders to repurchase 10,797,870 common shares at the merger closing. These purchases were at a price of $7.935 per share for a total amount of $85,758 including associated costs.

These transactions were recorded prior to the merger and reduced stockholders’ equity of Marathon Acquisition Corp. Accordingly, the transactions are not separately shown in the Combined Statements of Stockholders’ Equity on page F-8 but reflected within the item “Recognition of GSL Holdings stockholders’ equity pre-merger.” Please refer to our response in comment 7.

The payments in respect of these transactions were made after the merger closing and are presented as cash paid of $147,053 in the statement of cash flow on page F-6 for the Successor period from August 15 to December 31, 2008. This item is explained in last paragraph on page F-14, in note 3 to the Combined Financial Statements which we propose to revise as per the italics below.

In connection with the merger, $317,446 cash previously held in trust by Marathon was released. These funds were used to repay $115,000 of the assumed credit facility, to pay a total of $147,053 for the conversion of 7.7 million shares and repurchase of 10.8 million shares in connection with the merger closing, to pay $18,500 of costs associated with the merger and to pay $18,570 to CMA CGM due under the merger agreement. The balance was held for general working capital purposes including financing the deposits of $15,477 for the two vessels to be purchased in the fourth quarter of 2010 paid in September 2008.

6.	Please tell us and explain in the notes to the Company’s financial statements the nature of the line items reflected in the statements of cash flows and of stockholders’ equity described as “deemed distribution to CMA CGM” in the amounts of $(505) and $(96,925), respectively during the predecessor periods of January 1, 2008 to August 14, 2008 and the year ended December 31, 2007. As part of your response and your revised disclosure, please explain how these amounts were calculated or determined.

The Company notes the Staff’s comment and respectfully submits that the line items reflected in the statements of cash flows and of stockholders’ equity described as “deemed distribution to CMA CGM” is to record the difference between (i) the purchase price paid by the Company to CMA CGM for the first 12 vessels and (ii) the in aggregate lesser amount at which the vessels were recorded in the Predecessor Group’s financial statements at the dates of sale. The deemed distribution is recognized as a reduction in paid-in capital and is the consequence of Global Ship Lease and CMA CGM being considered entities under common control at the time of the purchase of the vessels from CMA CGM.

The amounts presented within statements of cash flows and of stockholders’ equity were determined as follows:

1.	The difference between (i) the $385,000 purchase price paid for the 10 vessels purchased in December 2007 and (ii) the carrying amount at the transfer dates, amounting to $288,075 in Predecessor Group carve-out financial statements, has been recorded as a deemed distribution to CMA CGM for $96,925.

2.	The difference between (i) the $188,000 purchase price paid for the two vessels purchased in January 2008 and (ii) the carrying amount at the transfer dates, amounting to $187,495 in Predecessor Group carve-out financial statements, has been recorded as a deemed distribution to CMA CGM for $505.

The Company proposes to amend the Form 20-F under the Asset Purchase Agreement sub-heading in note 13 to the combined financial statements “Related Party Transactions” on page F-28, with appropriate cross references in the statements of cashflow and stockholders’ equity.

As Global Ship Lease, Inc. and CMA CGM were entities under common control at the time of the purchase of the first 12 vessels, the difference between the purchase price paid to CMA CGM by the Company for these vessels and the in aggregate lower amount at which the vessels were recorded in the Predecessor Group’s financial statements at the dates of sale, was recognized as a deemed distribution to CMA CGM. The amounts presented within the statements of cash flows and of stockholders’ equity were as follows:

1. The difference between (i) the $385,000 purchase price paid for the 10 vessels purchased in December 2007 and (ii) the carrying amount at the transfer dates, amounting to $288,075, in Predecessor Group carve-out financial statements, has been recorded as a deemed distribution to CMA CGM for $96,925.

2. The difference between (i) the $188,000 purchase price paid for the two vessels purchased in January 2008 and (ii) the carrying amount at the transfer dates, amounting to $187,495, in Predecessor Group carve-out financial statements, has been recorded as a deemed distribution to CMA CGM for $505.

Combined statements of stockholders’ equity, page F-8

7.	Please tell us and explain in the notes to the Company’s financial statements in future filings the nature of the transaction reflected in the statement of stockholder’s equity for the period from August 14, 2008 through December 31, 2008 described as “Recognition of GSL Holdings stockholders’ equity premerger” which increased stockholders’ equity by $181,927 during the period.

The line item reflected in the statement of stockholders’ equity described as “Recognition of GSL Holdings stockholders’ equity pre-merger” is to record the equity of the legal entity GSL Holdings, formerly Marathon Acquisition Corp., at the merger date and amounting to $181,927. This consists of the GSL Holdings pre-merger additional paid in capital of $175,375, accumulated earnings of $6,286 and the par value of common shares of $266.

The Company proposes to revise its disclosure, in note 3 to the combined financial statements, in future filings as follows:

In connection with the merger, the equity in GSL Holdings pre-merger was $181,927 consisting of additional paid in capital $175,375, accumulated earnings of $6,286 and par value of common shares $266.

8.	We note from the disclosure included in Note 13 that until the merger, the parent company of Global Ship Lease Inc was CMA CGM. We also note from the statements of Stockholders’ Equity that a significant volume of activity flowed through the “Due to CMA CGM” account that has been reflected as a component of shareholders’ equity in the predecessor periods. Please revise the notes to the Company’s financial statements in the future filings to include an analysis of the activity that impacted the “Due to CMA CGM” during the periods presented in the Company’s financial statements as required by SAB Topic 1:B:1, Question 4. Also, please revise to disclose the average balance of the “Due to CMA CGM” account during each Predecessor period presented.

The Company notes the Staff’s comment and submits that such disclosure was included in Marathon Acquisition Corporation Proxy statement filed on July 9, 2008 on page F-9. This information has been omitted post merger as it was considered that as the disclosure related to the Predecessor Group it was less relevant to the Company’s current business and organization following the merger.

The Company proposes to amend its disclosure in future filings as follows:

During the Predecessor Group’s period and prior to the purchase by the Company of the initial fleet of 12 vessels, the vessels were owned and operated by CMA CGM. At that time, the vessels as a whole did not belong to a separate legal group, nor were they owned by a separate legal entity or operated as a discrete unit. Accordingly, there was no separate share capital and reserves relating to the vessels for the periods covered by these combined financial statements up to the purchase of these vessels by the Company. The net investment by the Predecessor Group during this period of operations has been shown on the balance sheet as an amount due to CMA CGM and included within equity. This balance reflects the accumulated net investment by CMA CGM, including the accumulated net income relating to prior periods, and is impacted by all transactions as CMA CGM in effect was the source of finance for all operating, investing and financing transactions. All funding of the Predecessor Group’s operations during the period of the combined financial statements has been assumed to be by cash flows generated by operations, bank loans specifically related to the acquisition of the ships, and due to CMA CGM as a net investment in equity. The variation in net investment can be analyzed as follows:

In thousand of $	January 1 to August 14, 2008	Year ended December 31, 2007
	Predecessor	Predecessor
Net cash provided by operating activities of the Predecessor Group	(1,359)	(53,743)
Settlements of hedges which do not qualify for hedge accounting	141	58
Acquisition of vessels by the Predecessor Group	—	183,713
Repayments of long-term debt by the Predecessor Group	—	146,166
Net book value of the 12 vessels transferred to the Company	(187,495)	(288,075)

Change in amount due to CMA CGM	(188,713)	(11,881)

The average balance due to CMA CGM for the period from January 1 to August 14, 2008 and year ended December 31, 2007 amounted to $81,442 and $139,118 respectively.

9.	Also, to the extent the predecessor period financial statements include costs allocated by CMA CGM, please revise the notes to the Company’s financial statements to disclose the nature and amounts of such allocations and include a representation by the Company’s management that the allocation methods used were reasonable. Refer to the guidance outlined in SAB Topic 1:B:1, Question 2.

The Company notes the Staff’s comment and submits that such disclosure was included in Marathon Acquisition Corp.’s Proxy statement filed on July 9, 2008 on page F-10. This information was omitted post merger as it was considered that as the disclosure related to the Predecessor Group it was less relevant to the Company’s current business and organization following the merger.

The Company notes the Staff’s comments and proposes to amend the Form 20-F accordingly on page F-11.

Statement of income accounts for the Predecessor Group reflected in predecessor periods 2007 and 2008

Voyage revenue and voyage expenses have been allocated to the Predecessor Group by direct attribution through the use of the comprehensive information system used by CMA CGM. For each accounting transaction, specific information is recorded, including the port calls (localization and date) and the vessel operated. Therefore, the Predecessor Group was able to specifically identify voyage revenues, voyage expenses, vessel expenses and depreciation by vessel.

General and administrative expenses, as well as logistic, container costs and insurance expenses, were allocated to the Predecessor Group based on the number of loaded containers carried onboard each vessel. This allocation method is considered to be commonly used in the container shipping industry and is considered by management to be a reasonable basis for determining the attributable costs of the respective operations. General and administrative expenses, consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, travel and entertainment were allocated based on the vessels’ proportionate share of Predecessor Group’s general and administrative expenses for each of the periods presented.

During the periods presented, CMA CGM was subject to various tonnage tax regimes relating to the container shipping business. Accordingly, taxes for the Predecessor Group is based on the tonnage of each vessel and is therefore allocated directly to each vessel and included within general and administrative expenses.

Derivative financial instruments mainly relate to bunker fuel. The allocation of the accounting impact of such derivatives is based on the ratio of the actual fuel consumption for the vessels in the Predecessor Group’s fleet compared to the actual fuel consumption of the CMA CGM total fleet. This ratio is considered by management to be a reasonable basis for determining the attributable costs of the respective operations.

Other operating income(expense) relates to bunker hedges that did not qualify for hedge accounting and have been allocated based on the ratio of the actual fuel consumption for the vessels in the Predecessor Group’s fleet compared to the actual fuel consumption of the CMA CGM total fleet. This ratio is considered by management to be a reasonable basis for determining the attributable costs of the respective operations.

Interest expense for the Predecessor Group was directly derived from the actual debt on each vessel operated by the Predecessor Group.

Note 2. Nature of Operations and Basis of Presentation, page F-11

(b) Basis of presentation

10.

We note from the discussion in your risk factors on page 5 of the form 20-F, that CMA CGM announced in September 2009 that it was exploring a potential restructuring with its lenders to address its short and medium term financing requirements. We also note from the disclosure in the last paragraph on page F-11 that if CMA CGM is unable to accomplish a financial restructuring and ceases doing business or otherwise fails to perform its obligations under the Company’s charters, Global Ship Lease’s business, financial position and results of operations would be materially adversely affected as it is probable that, should the Company be able to find replacement charters, these would be at significantly lower daily rates and for shorter durations that currently in place. Supplementally advise us through the date of your response letter regarding the status of the negotiations of CMA CGM with their lender to the extent that the Company has knowledge of these matters. Also, update all future filings to include disclosures explaining the status of such restructuring activities.

The Company notes the Staff’s comment and respectfully submits that, as included in the Risk Factor on page 5, the Company is not involved in the discussions that CMA CGM is having with its lenders and that it is not possible to predict the outcome of those discussions. Global Ship Lease continues to have no knowledge of the status of CMA CGM’s discussions and accordingly can provide no update to the Staff or to investors.

We will, to the extent possible given our knowledge, update future filings on the status of CMA CGM’s restructuring activities.

Note 3. Accounting of the merger

11.	We note from the disclosure included in Note 3 that 3,934,050 Class B common shares were issued as part of the merger in which Holdings acquired all of Global Ship Lease’s outstanding capital stock. Please explain why the number of Class B common shares issued in connection with the merger as disclosed in Note 3 of 3,934,050 shares does not agree to the number reflected in the Company’s consolidated statement of changes in shareholder’s equity with respect to this transaction of 7,405,956 shares. Please advise or revise as appropriate.

The Company notes the Staff’s comment and respectfully confirms that the current disclosure is accurate. The 3,934,050 Class B Common Shares disclosed in Note 3 is the number of Class B shares issued to CMA CGM as part of the consideration for the acquisition by GSL Holdings of all of Global Ship Lease’s capital. Also, pursuant to the merger, 3,471,906 common shares of Marathon Acquisition Corp. held by Marathon Founders, LLC and the other initial stockholders of Marathon Acquisition Corp. were converted into the same number of Class B Common Shares in GSL Holdings. As a result, a total of 7,405,956 Class B Common Shares are presented in stockholders’ equity.

Note 14. Commitments and contingencies

Contracted vessel purchases, page F-29

12.

We note that the Company has agreed to purchase two vessels from German interests in the fourth quarter of 2010 for approximately $77,000 each and that a deposit of 10% has been paid for these two vessels. The remaining purchase obligations are currently unfunded. Although we understand it is industry practice to order new ships before securing the necessary financing, in light of the going concern uncertainty described in the report of the independent registered public accounting firm and the Company’s negative working capital at the most recent balance sheet date presented, supplementally advise us and expand your disclosure in future filings to discuss your options for funding these commitments. Furthermore, include disclosure regarding the non-cancelable nature of these contracts, and the fact that, if you are unable to secure the necessary financing required to purchase the new ships, you may be exposed to losses of deposits, legal action by the sellers for damages and claims for breach of contracts, and quantify to the extent practical the amounts of the potential losses to which you may be exposed in the event that you are unable to secure financing.

The Company notes the Staff’s comment and respectfully submits that the suggested additional disclosure is included in Risk Factors on page 7.

The Company confirms that it will revise disclosure in future filings of its financial statements as follows, subject to any reportable developments:

As reported in note 2, the Company has agreed to purchase two vessels from German interests in the fourth quarter of 2010 for approximately $77,400 each. The purchase contracts are non-cancelable. A deposit of 10% has been paid on these two vessels. The remaining purchase obligation of approximately $139,300 is unfunded and is due on delivery of the vessels, which is anticipated to be in December 2010. The vessels are to be chartered to Zim Integrated Shipping Services Limited for seven to eight years. Global Ship Lease has no capacity to borrow any further amounts under its credit facility and therefore must secure other sources of financing to meet its obligations to the sellers under the contracts. The Company continues to discuss opportunities for raising sufficient capital to meet its obligations with a number of different providers of finance, but can give no assurances as to the likely success of these discussions.

The purchase contracts contain a clause to limit liability in the event of buyer default to the forfeiture of the previously paid deposit. However, this intended limitation on liability may not be effective. Unless Global Ship Lease can secure additional financing or an amendment to the purchase contracts, Global Ship Lease may be exposed to legal action by the sellers for damages which may exceed the deposit already paid. In addition, Global Ship Lease may suffer impairment loss on any part of the deposit which has been paid and which might not be recoverable.

Report on form 6-K dated May 11, 2010

Reconciliation of Non-US GAAP financial measures

13.	We note the Company’s presentation of the non-GAAP measure “Adjusted cash from operations” in the press release included as part of the Company’s report on Form 6-K. We also note from the disclosure included in the press release that the Company presents this measure to assist in the assessment of the Company’s ability to generate cash. As it appears this measure is being presented as a liquidity measure rather than as a measure of operating performance, please revise future filings to reconcile this measure to the most comparable US GAAP measure, cash flows from operations rather than net income.

The Company notes the Staff’s comment and confirms that it will amend future filings as requested to reconcile “Adjusted cash from operations” to cashflow from operations.

14.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all the information required under the Securities Exchange Act of 1934 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges that

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges that the Division of Enforcement has access to all information that it provides to the staff of the Division of Corporation Finance in its review of the Company’s filing and in response to its comments on the filing.

Please do not hesitate to contact Ian Webber, Chief Executive Officer, on +44 20 7869 5103 email ian.webber@globalshiplease.com or Susan Cook, Chief Financial Officer, on +44 20 7869 5104 email susan.cook@globalshiplease.com both at fax number +44 20 7869 8119, if you have any further questions regarding this filing or if you wish to discuss this response.

Very truly yours,

/s/ Ian J. Webber

Ian J. Webber

Chief Executive Officer